UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported): February 2, 2026

OLYMPIC STEEL, INC.

(Exact Name of Registrant as Specified in its Charter)

Ohio	000-23320	34-1245650
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

22901 Millcreek Boulevard, Suite 650 Highland Hills, Ohio	44112
(Address of Principal Executive Offices)	(Zip Code)

(216) 292-3800

(Registrant’s Telephone Number, Including Area Code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, without par value	ZEUS	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

As previously disclosed, on October 28, 2025, Olympic Steel, Inc., an Ohio corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Ryerson Holding Corporation, a Delaware corporation (“Ryerson”), and Crimson MS Corp., an Ohio corporation and a wholly owned subsidiary of Ryerson (“Merger Sub” and, together with Ryerson, the “Parent Parties”). The Merger Agreement provides that, subject to the terms and conditions set forth therein, Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and a wholly owned subsidiary of Ryerson. On December 5, 2025, Ryerson filed a registration statement on Form S-4 that includes a joint proxy statement of Ryerson and Olympic and a prospectus of Ryerson (as amended, the “Joint Proxy Statement/Prospectus”). On January 14, 2026, the Company filed with the Securities and Exchange Commission (the “SEC”) a definitive proxy statement with respect to the special meeting of the Company’s shareholders in connection with the Merger scheduled to be held on February 12, 2026, at 9:30 a.m. Eastern Time, via live audio-only webcast (the “Special Meeting”).

In connection with the Merger, 14 demand letters have been received by the Company sent on behalf of, and two complaints have been filed on behalf of, purported shareholders of the Company challenging the adequacy of certain disclosures made in the Joint Proxy Statement/Prospectus (collectively, the “Shareholder Actions”). The two complaints were both filed in the Supreme Court of the State of New York, County of New York, and are captioned Weiss v. Olympic Steel, Inc. et al., Index No. 650390/2026 (N.Y. Sup. Ct. Jan. 21, 2026) and Hamilton v. Olympic Steel, In. et al., Index No. 650412/2026 (N.Y. Sup. Ct. Jan. 22, 2026). The Company and Ryerson believe that the allegations in the Shareholder Actions are without merit.

The Company and Ryerson deny that the Joint Proxy Statement/Prospectus is deficient in any respect. The Company denies that it has violated any laws or breached any duties to the Company’s shareholders, denies all allegations in the Shareholder Actions, and believes no supplemental disclosure to the Joint Proxy Statement/Prospectus was or is required under any applicable law, rule, or regulation. However, solely to eliminate the burden and expense of potential litigation, to moot plaintiffs’ unmeritorious disclosure claims, and to avoid potential delay or disruption to the Merger, the Company and Ryerson have determined to voluntarily supplement the Joint Proxy Statement/Prospectus with the below disclosures. The Company and Ryerson believe that the disclosures set forth in the Joint Proxy Statement/Prospectus comply fully with applicable law and nothing in the below supplemental disclosures will be deemed an admission of the legal necessity or materiality under applicable law of any of the disclosures set forth herein.

To the extent that information in the below supplemental disclosures differs from, or updates information contained in, the Joint Proxy Statement/Prospectus, the information in the below supplemental disclosures will supersede or supplement the information in the Joint Proxy Statement/Prospectus. Except as otherwise described in the below supplemental disclosures, the Joint Proxy Statement/Prospectus, the annexes to the Joint Proxy Statement/Prospectus and the documents referred to, contained in or incorporated by reference in the Joint Proxy Statement/Prospectus are not otherwise modified, supplemented or amended.

Supplemental Disclosures to Joint Proxy Statement/Prospectus

The following information supplements the Joint Proxy Statement/Prospectus, and should be read in conjunction with the Joint Proxy Statement/Prospectus, which is available at the SEC’s website, www.sec.gov, and which should be read in its entirety, including the annexes thereto. The information contained in this supplement is incorporated by reference into the Joint Proxy Statement/Prospectus. All page references and paragraph headings in the information below are references to pages and headings in the Joint Proxy Statement/Prospectus, and the terms used below have the meanings set forth in the Joint Proxy Statement/Prospectus. The supplemental disclosures are identified below by bold, underlined text. ~~Stricken-through text~~ shows text being deleted from a referenced disclosure in the Joint Proxy Statement/Prospectus.

SUPPLEMENTAL DISCLOSURES TO PROXY STATEMENT

The following amendments revise the disclosures made under the section captioned “Opinion of KeyBanc Capital Markets Inc., Olympic Steel’s Financial Advisor – Material Financial Analyses” beginning on page 92 of the Joint Proxy Statement/Prospectus.

The disclosure under the subsection captioned “Comparable Public Company Analysis” is hereby amended and supplemented by adding the following on page 95 of the Joint Proxy Statement/Prospectus (with new text in bold and underlined):

For each of these comparable public companies, KeyBanc calculated the fully diluted enterprise value divided by the analyst consensus EBITDA for the next-twelve months (which are referred to as the “NTM EBITDA multiples”), as well as a five-year average of each such company’s NTM EBITDA Multiples, in each case, based on publicly available Wall Street research analysts’ estimates and public filings. The selected companies were:

~~•~~	~~Olympic Steel, Inc.~~

~~•~~	~~Reliance, Inc.~~

~~•~~	~~Russel Metals, Inc.~~

~~•~~	~~Ryerson Holding Corporation~~

~~•~~	~~Worthing Steel, Inc.~~

			EV / NTM
	Share Price (as of 10/27/2025)	Enterprise Value	5-Yr Avg.	EBITDA
Olympic Steel, Inc.	$29.08	$565 million	8.1x	7.3x
Reliance, Inc.	$278.73	$15,916 million	8.9x	10.8x
Russel Metals, Inc.	$30.12	$1,795 million	6.3x	7.2x
Ryerson Holding Corporation	$22.87	$1,246 million	5.9x	7.9x
Worthington Steel, Inc.(1)	$31.41	$1,995 million	7.0x	7.6x

(1)	Worthington Steel data began 12/4/2023.

The disclosure under the subsection captioned “Precedent Transaction Analysis” is hereby amended and supplemented by adding the following on page 96 of the Joint Proxy Statement/Prospectus (with new text in bold and underlined):

KeyBanc also performed an analysis of selected comparable M&A transactions involving companies that KeyBanc believed, based on its professional judgment and experience, shared certain characteristics with Olympic Steel relevant for KeyBanc’s analysis. Based on publicly available information and industry research reports, including certain financial data and the purchase prices paid in the transactions, KeyBanc analyzed 15 completed public company transactions set forth as follows:

~~•~~	~~Russel Metals’ acquisition of certain service center locations from Kloeckner Metals Corporation~~

~~•~~	~~Aperam SA’s acquisition of Universal Stainless & Alloy Products~~

~~•~~	~~Russel Metals’ acquisition of Tampa Bay Steel Corp.~~

~~•~~	~~Russel Metals’ acquisition of the Carbon Plate Service Center operations Samuel, Son & Co.~~

~~•~~	~~BlueScope Steel Limited’s acquisition of the Coil Coatings business of Cornerstone Building Brands~~

~~•~~	~~AZZ Inc.’s acquisition of Precoat Metals~~

~~•~~	~~Worthington Industries’ acquisition of Tempel Steel Company~~

~~•~~	~~Russel Metals’ acquisition of Boyd Metals~~

~~•~~	~~Russel Metals’ acquisition of Sanborn Tube Sales~~

~~•~~	~~Wieland’s acquisition of Global Brass and Copper Holdings, Inc.~~

~~•~~	~~Steel Dynamics’ acquisition of United Steel Supply~~

~~•~~	~~Nippon Steel’s & Sumitomo Metal Corporation’s acquisition of Ovako Group AB~~

~~•~~	~~Fontanilles’ acquisition of Groupe Forlam~~

~~•~~	~~Synalloy Corporation’s acquisition of Specialty Pipe & Tube, Inc.~~

~~•~~	~~Reliance Steel & Aluminum Company’s acquisition of Metals USA Holdings~~

($ in millions)	Target (Seller)	Acquirer (Parent)	Target Financials			Enterprise Value /
Close Date			Revenue	EBITDA	EBITDA%	Revenue	EBITDA
Pending(1)	Seven Service Center Locations (Kloeckner Metals Corporation)	Russel Metals	$500	$20	4%	0.2x	5.9x
Jan-25	Universal Stainless & Alloy Products	Aperam SA	$330	$70	18%	1.6x	8.6x
Dec-24	Tampa Bay Steel Corp	Russel Metals	$115	$13	11%	0.7x	6.1x
Aug-24	Carbon Plate Service Center Operations of Samuel, Son & Co.(2)	Russel Metals	$704	$33	5%	0.3x	6.8x
Jun-22	Coil Coatings Business of Cornerstone Building Brands	BlueScope Steel Limited	$232	$56	24%	2.3x	8.9x
May-22	Precoat Metals (Sequa Corporation)	AZZ Inc.	$700	$137	19%	2.3x	9.5x
Dec-21	Tempel Steel Company	Worthington Industries	$377	$35	19%	2.3x	7.3x
Dec-21	Boyd Metals	Russel Metals	$244	$39	16%	0.5x	2.8x
Jan-21	Sanborn Tube Sales	Russel Metals	$17	$2	9%	0.8x	8.3x
Jun-19	Global Brass and Copper Holdings, Inc.	Wieland	$1,765	$124	7%	0.5x	7.8x
Mar-19	United Steel Supply	Steel Dynamics	No Data	$27	No Data	No Data	5.0x
Jun-18	Ovako Group AB	Nippon Steel & Sumitomo Metal Corporation	$1,074	$124	10%	0.8x	7.3x
Oct-17	Groupe Forlam	Fontanilles family	$158	$15	10%	0.8x	8.1x
Nov-14	Specialty Pipe & Tube, Inc.	Synalloy Corporation	$31	$6	20%	1.2x	5.9x
Apr-13	Metals USA Holdings	Reliance Steel & Aluminum Company	$1,984	$156	8%	0.4x	5.1x

(1)	After the date that KeyBanc conducted this analysis and provided this data to the Olympic Steel board, the transaction subsequently closed on January 2, 2026.

The disclosure under the subsection captioned “Analyst Price Targets” is hereby amended and supplemented by adding the following on pages 96 and 97 of the Joint Proxy Statement/Prospectus (with new text in bold and underlined):

KeyBanc reviewed the publicly available analyst price targets for Olympic Steel from Singular Research and the equity research department of KeyBanc Capital Markets, Inc. (which was not involved in KeyBanc’s investment banking services in connection with the Merger, or aware of such services at the time its price target was published or otherwise prior to the delivery of KeyBanc’s opinion), which ranged from $38.00 to $40.00 per share. KeyBanc calculated the net present value of the midpoint of such range, resulting in a net present value per share of $20.81. KeyBanc compared such net present value per share to the offer price for each share of Olympic Steel common stock, as implied by multiplying the exchange ratio by the 30-day volume-weighted average price of Ryerson common stock as of October 24, 2025, of $39.26.

The disclosure under the subsection captioned “Premiums Paid Analysis” is hereby amended and supplemented by adding the following on page 97 of the Joint Proxy Statement/Prospectus (with new text in bold and underlined):

KeyBanc reviewed the five-day and 30-day premiums paid in recent all-stock acquisitions involving companies that KeyBanc believed, based on its professional judgment and experience, shared certain characteristics with the proposed transaction that were relevant for KeyBanc’s analysis. Based on publicly available information, including certain financial data and the purchase prices paid in the transactions, KeyBanc analyzed 28 completed public stock-for-stock transactions set forth as follows:

~~•~~	~~MasterBrand, Inc.’s acquisition of American Woodmark Corporation~~

~~•~~	~~DNOW Inc.’s acquisition of MRC Global Inc.~~

~~•~~	~~Core Natural Resources, Inc.’s acquisition of Arch Resources, Inc.~~

~~•~~	~~Star Bulk Carriers Corp.’s acquisition of Eagle Bulk Shipping, Inc.~~

~~•~~	~~Cadeler A/S’s acquisition of Eneti Inc.~~

~~•~~	~~Patterson-UTI Energy, Inc.’s acquisition of NexTier Oilfield Solutions Inc.~~

~~•~~	~~Sitio Royalties Corp.’s acquisition of MNRL Sub Inc.~~

~~•~~	~~PotlatchDeltic Corporation’s acquisition of CatchMark Timber Trust, Inc.~~

~~•~~	~~Mativ Holdings, Inc.’s acquisition of Neenah, Inc.~~

~~•~~	~~DraftKings Inc.’s acquisition of Golden Nugget Online Gaming, Inc.~~

~~•~~	~~Civitas Resources, Inc.’s acquisition of Extraction Oil & Gas, Inc.~~

~~•~~	~~Builders FirstSource, Inc.’s acquisition of BMC Stock Holdings, Inc.~~

~~•~~	~~Adeia Inc.’s acquisition of TiVo Corporation~~

~~•~~	~~Parsley Energy, Inc.’s acquisition of Jagged Peak Energy Inc.~~

~~•~~	~~Science Applications International Corporation’s acquisition of Valinar, LLC~~

~~•~~	~~EQM Midstream Partners, LP’s acquisition of RM Partners LP~~

~~•~~	~~NuStar Energy L.P.’s acquisition of NuStar GP Holdings, LLC~~

~~•~~	~~Midstates Petroleum Company, Inc.’s acquisition of Sandridge Energy, Inc.~~

~~•~~	~~Archrock, Inc.’s acquisition of Archrock Partners, L.P.~~

~~•~~	~~Strategic Education, Inc.’s acquisition of Capella Education Company~~

~~•~~	~~PotlatchDeltic Corporation’s acquisition of Deltic Timber Company~~

~~•~~	~~Andeavor Logistics LP’s acquisition of Western Refining Logistics, LP~~

~~•~~	~~Qurate Retail Group, Inc.’s acquisition of HSN, Inc.~~

~~•~~	~~Valaris Limited’s acquisition of Atwood Oceanics, Inc.~~

~~•~~	~~Verizon Communications Inc.’s acquisition of Straight Path Communications Inc.~~

~~•~~	~~Delek US Holdings, Inc.’s acquisition of Alon USA Energy, Inc.~~

~~•~~	~~comScore, Inc.’s acquisition of Rentrak Corporation~~

~~•~~	~~Alcoa Inc.’s acquisition of RTI International Metals, Inc.~~

Target Name	Acquirer Name	Premium / (Discount) (Prior to Announcement)
		5 Days Prior	30 Days Prior
American Woodmark Corporation	MasterBrand, Inc.	8.0%	6.7%
MRC Global, Inc. (NYSE:MRC)	DNOW Inc.	8.9%	9.8%
Arch Resources, Inc.	Core Natural Resources, Inc.	4.0%	(16.3%)
Eagle Bulk Shipping Inc	Star Bulk Carriers Corp.	10.2%	26.6%
Eneti Inc	Cadeler A/S	48.1%	78.9%
NexTier Oilfield Solutions Inc	Patterson-UTI Energy, Inc.	(3.1%)	13.7%
MNRL Sub Inc.	Sitio Royalties Corp.	(47.2%)	(41.2%)
CatchMark Timber Trust, Inc.	PotlatchDeltic Corporation	59.7%	56.9%
Neenah, Inc.	Mativ Holdings, Inc.	10.1%	6.6%
Golden Nugget Online Gaming, Inc.	DraftKings Inc.	62.3%	50.8%
Extraction Oil & Gas, Inc.	Civitas Resources, Inc.	5.9%	15.6%
BMC Stock Holdings, Inc.	Builders FirstSource, Inc.	12.4%	43.1%
TiVo Corporation	Adeia Inc.	13.7%	32.5%
Jagged Peak Energy Inc.	Parsley Energy, Inc.	11.1%	1.4%
Valinar, LLC	Science Applications International Corporation	16.5%	21.5%
RM Partners LP	EQM Midstream Partners, LP	13.8%	16.2%
NuStar GP Holdings, LLC	NuStar Energy L.P.	(4.8%)	6.4%
SandRidge Energy, Inc.	Midstates Petroleum Company, Inc.	(9.1%)	(20.7%)
Archrock Partners, L.P.	Archrock, Inc.	26.0%	25.9%
Capella Education Company	Strategic Education, Inc.	18.8%	14.4%
Deltic Timber Corporation	PotlatchDeltic Corporation	6.2%	10.7%
Western Refining Logistics, LP	Andeavor Logistics LP	0.7%	(2.6%)
HSN, Inc.	Qurate Retail Group, Inc.	27.5%	26.1%
Atwood Oceanics Inc.	Valaris Limited	20.5%	36.9%
Straight Path Communications Inc.	Verizon Communications Inc.	60.6%	437.1%
Alon USA Energy, Inc.	Delek US Holdings, Inc.	45.1%	47.6%
Rentrak Corporation	comScore, Inc.	7.1%	6.0%
RTI International Metals, Inc.	Alcoa Inc.	46.3%	80.8%

The disclosure under the subsection captioned “Discounted Cash Flow Analysis” is hereby amended and supplemented by adding the following on page 98 of the Joint Proxy Statement/Prospectus (with new text in bold and underlined):

KeyBanc performed an illustrative discounted cash flow analysis, which is designed to imply a range of potential per-share present values for Olympic Steel common stock as of October 27, 2025, by applying a range of estimates of the weighted average cost of capital for Olympic Steel of 12.0% to 14.0% to the unlevered free cash flows of Olympic Steel based on the Olympic Steel Projections, and applying a range of terminal EBITDA multiples of 7.5x to 8.2x to the projected 2030 EBITDA of Olympic Steel of $163.3 million, which number was based on the Olympic Steel Projections.

The following amendments revise the disclosures made under the section captioned “Opinion of Houlihan Lokey Capital, Inc., Olympic Steel’s Financial Advisor – Material Financial Analyses” beginning on page 102 of the Joint Proxy Statement/Prospectus.

The disclosure under the subsection captioned “Selected Companies Analysis” is hereby amended and supplemented by adding the following on page 103 of the Joint Proxy Statement/Prospectus (with new text in bold and underlined):

The selected companies, applicable CY 2025E Adjusted EBITDA and CY 2026E Adjusted EBITDA, and resulting high, mean, median and low financial data were:

~~•~~	~~Klöckner & Co SE;~~

~~•~~	~~Reliance, Inc.;~~

~~•~~	~~Russel Metals Inc.; and~~

~~•~~	~~Worthington Steel, Inc.~~

	CY 2025E Adjusted EBITDA	CY 2026E Adjusted EBITDA
Klöckner & Co SE	7.1x	5.1x
Reliance, Inc.	11.4x	10.5x
Russel Metals Inc.	7.6x	6.4x
Worthington Steel, Inc.	8.5x	7.3x

The disclosure under the subsection captioned “Selected Transactions Analysis” is hereby amended and supplemented by adding the following on page 104 of the Joint Proxy Statement/Prospectus (with new text in bold and underlined):

Date Announced	Buyer	Target	Enterprise Value (dollars in millions)	EV / LTM EBITDA
September 2025	Russel Metals Inc.	Klöckner & Co SE (asset purchase)	$119	5.9x
February 2025	Gibraltar Industries, Inc.	LANE Supply Inc.	$120	7.2x
December 2023	Nippon Steel Corporation	United States Steel Corporation	$14,900	6.8x
December 2023	Russel Metals Inc.	Samuel, Son & Co., Limited (asset purchase)	$166	6.8x
May 2023	Apollo Global Management, Inc.	Arconic Corporation	$5,200	7.4x
December 2021	Worthington Industries, Inc.	Tempel Steel Company	$255	7.3x
December 2021	Russel Metals Inc.	Boyd Metals	$110	2.8x
July 2021	Nucor Corporation	Hannibal Industries Inc.	$370	6.9x

The disclosure under the subsection captioned “Discounted Cash Flow Analysis” is hereby amended and supplemented by adding the following on page 104 of the Joint Proxy Statement/Prospectus (with new text in bold and underlined):

Houlihan Lokey performed discounted cash flow analyses of Olympic Steel and Ryerson based on the Olympic Steel Projections and the Ryerson Projections, respectively. With respect to Olympic Steel, Houlihan Lokey applied a range of terminal value multiples of 6.0x to 7.0x to Olympic Steel’s CY 2030E Adjusted EBITDA, taking into account a review of selected companies Houlihan Lokey deemed relevant and its experience and professional judgment, and discount rates ranging from 11.0% to 12.0%, taking into account an estimate of Olympic Steel’s weighted average cost of capital, a review of selected companies Houlihan Lokey deemed relevant, publicly available research analyst estimates of discount rates, and Houlihan Lokey’s experience and professional judgement. With respect to Ryerson, Houlihan Lokey applied a range of terminal value multiples of 6.0x to 7.0x to Olympic Steel’s CY 2030E Adjusted EBITDA, taking into account a review of selected companies Houlihan Lokey deemed relevant and its experience and professional judgment, and discount rates ranging from 11.0% to 12.0%%, taking into account an estimate of Ryerson’s weighted average cost of capital, a review of selected companies Houlihan Lokey deemed relevant, publicly available research analyst estimates of discount rates, and Houlihan Lokey’s experience and professional judgement.

Forward-Looking Statements

This Current Report on Form 8-K contains certain “forward-looking statements” within the meaning of federal securities laws. Forward-looking statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “anticipate,” “should,” “intend,” “expect,” “believe,” “estimate,” “project,” “plan,” “potential,” and “continue,” as well as the negative of these terms or similar expressions. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those implied by such statements. Readers are cautioned not to place undue reliance on these forward-looking statements. Such risks and uncertainties include, but are not limited to: the levels of imported steel in the United States, imposed tariffs and duties on imported and exported steel or other products, U.S. trade policy and its impact on the U.S. manufacturing industry, including retaliatory actions by other countries; general and global business, economic, financial and political conditions, including, but not limited to, the failure to obtain the requisite shareholder approval in connection with the transactions contemplated by the Merger Agreement (the “Transactions”) and the failure to satisfy various other conditions to the closing of the Transactions; the failure to obtain governmental approvals of the Transactions on the proposed terms and timeline, and any conditions imposed on the combined company in connection with consummation of the Transactions; the risk that the cost savings and any other synergies from the Transactions may not be fully realized or may take longer to realize than expected; disruption from the proposed Transactions making it more difficult to maintain relationships with customers, partners, employees or suppliers; the risk that the proposed Transactions may be less accretive than expected, or may be dilutive, and that the combined company may fail to realize the benefits expected from the Merger; risks relating to any unforeseen liabilities of the Company or Ryerson; recessionary conditions and legislation passed under the current administration, including the impact of the enactment of the One Big Beautiful Bill Act, or OBBBA, on July 4, 2025; risks associated with shortages of skilled labor, increased labor costs and the Company’s ability to attract and retain qualified personnel; risks of volatile metals prices and inventory devaluation; risks associated with economic sanctions, and current global conflicts, or additional war, military conflict, or hostilities could adversely affect global metals supply and pricing; supplier consolidation or addition of new capacity; reduced production schedules, layoffs or work stoppages by the Company, the Company’s suppliers’ or customers’ personnel; the Company’s ability to successfully integrate recent acquisitions into the Company’s business and risks inherent with the acquisitions in the achievement of expected results; the adequacy of the Company’s existing information technology and business system software, including duplication and security processes; the inflation or deflation existing within the metals industry, as well as product mix and inventory levels on hand, which can impact the Company’s cost of materials sold as a result of the fluctuations in the last-in, first-out, or LIFO, inventory valuation; competitive factors such as the availability, and global pricing of metals and production levels, industry shipping and inventory levels and rapid fluctuations in customer demand and metals pricing; fluctuations in the value of the U.S. dollar and the related impact on foreign steel pricing, U.S. exports, and foreign imports to the United States; risks associated with infectious disease outbreaks, including, but not limited to customer closures, reduced sales and profit levels, slower payment of accounts receivable and potential increases in uncollectible accounts receivable, falling metals prices that could lead to lower of cost or net realizable value inventory adjustments and the impairment of intangible and long-lived assets, negative impacts on the Company’s liquidity position, inability to access the Company’s traditional financing sources and increased costs associated with and less ability to access funds under the Company’s asset-based credit facility, or ABL Credit Facility, and the capital markets; increased customer demand without corresponding increase in metal supply could lead to an inability to meet customer demand and result in lower sales and profits; rising interest rates and their impacts on the Company’s variable interest rate debt; cyclicality and volatility within the metals industry; customer, supplier and competitor consolidation, bankruptcy or insolvency; the timing and outcomes of inventory lower of cost or net realizable value adjustments and LIFO income or expense; reduced availability and productivity of the Company’s employees, increased operational risks as a result of remote work arrangements, including the potential effects on internal controls, as well as cybersecurity risks and increased vulnerability to security breaches, information technology disruptions and other similar events; the successes of the Company’s efforts and initiatives to improve working capital turnover and cash flows, and achieve cost savings; risks and uncertainties associated with intangible assets, including impairment charges related to indefinite lived intangible assets; our ability to generate free cash flow through operations and repay debt; the impacts of union organizing activities and the success of union contract renewals; the amounts, successes and our ability to continue the Company’s capital investments and strategic growth initiatives, including acquisitions and our business information system implementations; events or circumstances that could adversely impact the successful operation of the Company’s processing equipment and operations;

changes in laws or regulations or the manner of their interpretation or enforcement could impact the Company’s financial performance and restrict the Company’s ability to operate the Company’s business or execute the Company’s strategies; events or circumstances that could impair or adversely impact the carrying value of any of the Company’s assets; the Company’s ability to pay regular quarterly cash dividends and the amounts and timing of any future dividends; the Company’s ability to repurchase shares of Company common stock and the amounts and timing of repurchases, if any; the Company’s ability to sell shares of Company common stock under the at-the-market equity program; and unanticipated developments that could occur with respect to contingencies such as litigation, arbitration and environmental matters, including any developments that would require any increase in the Company’s costs for such contingencies.

Additional Information and Where to Find It

This communication does not constitute a solicitation of any vote or approval in connection with the proposed acquisition of the Company. In connection with the Merger, the Special Meeting of the Company’s shareholders will be held on February 12, 2026, at 9:30 a.m. Eastern Time, at which Special Meeting the Company’s shareholders will be asked to consider and vote on, among other things, a proposal to approve the Merger and the other transactions contemplated by the Merger Agreement. On January 14, 2026, the Company filed with the SEC the Joint Proxy Statement/Prospectus, and the Company has filed other relevant documents with the SEC in connection with the Special Meeting. The Joint Proxy Statement/Prospectus was first mailed to the Company’s shareholders on or around January 14, 2026, and contains important information about the Merger and related matters. This communication is not a substitute for the Joint Proxy Statement/Prospectus or any other document that the Company may file with the SEC or send to its shareholders in connection with the Merger. BEFORE MAKING ANY VOTING DECISION, WE URGE SHAREHOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY AND THE MERGER. The proposals for consideration by the Company’s shareholders regarding the Merger will be made solely through the Joint Proxy Statement/Prospectus. In addition, a copy of the Joint Proxy Statement/Prospectus may be obtained free of charge by directing a written request to Olympic Steel, Inc., 22901 Millcreek Blvd., Suite 650, Highland Hills, Ohio 44122. Shareholders also will be able to obtain, free of charge, copies of the Joint Proxy Statement/Prospectus and any other documents filed by the Company with the SEC in connection with the Merger at the SEC’s website at http://www.sec.gov, and at the Company’s website at www.olysteel.com.

Participants in Solicitation

The directors, executive officers and certain other members of management and employees of the Company may be deemed “participants” in the solicitation of proxies in connection with the approval of the Merger. Information regarding the Company’s directors and officers and their respective interests in the Company by security holdings or otherwise is available in the Company’s filings with the SEC, including in the Joint Proxy Statement/Prospectus under the heading “Share Ownership of Certain Beneficial Owners and Management/Directors of Olympic Steel.” To the extent the holdings of the Company’s shares have changed since the filing of the Joint Proxy Statement/Prospectus, such changes have been or will be reflected in subsequent statements of changes in beneficial ownership on file with the SEC. Additional information regarding the interests of such potential participants is or will be included in the proxy statement and other relevant materials to be filed with the SEC, when they become available, including in connection with the solicitation of proxies to approve the Merger. The Joint Proxy Statement/Prospectus documents may be obtained free of charge from the SEC’s website at www.sec.gov and the Company’s website at www.olysteel.com.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Olympic Steel, Inc.
(Registrant)

February 2, 2025	/s/ Richard A. Manson
(Date)	Richard A. Manson
Chief Financial Officer
(Principal Financial and Accounting Officer)